UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Primus Telecommunications Group, Incorporated

(Name of issuer)

Common Stock par value $.001 per share

(Title of class of securities)

741929301

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 741929301	Page 2 of 9 Pages

(1)	Names of reporting persons Canton Holdings, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,066,249
(7) Sole dispositive power 0
(8) Shared dispositive power 1,066,249
(9)	Aggregate amount beneficially owned by each reporting person 1,066,249
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.8% **
(12)	Type of reporting person (see instructions) OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

SCHEDULE 13G/A

CUSIP No. 741929301	Page 3 of 9 Pages

(1)	Names of reporting persons Archer Capital Management, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,066,249
(7) Sole dispositive power 0
(8) Shared dispositive power 1,066,249
(9)	Aggregate amount beneficially owned by each reporting person 1,066,249
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.8% **
(12)	Type of reporting person (see instructions) PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

SCHEDULE 13G/A

CUSIP No. 741929301	Page 4 of 9 Pages

(1)	Names of reporting persons Joshua A. Lobel
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,066,249
(7) Sole dispositive power 0
(8) Shared dispositive power 1,066,249
(9)	Aggregate amount beneficially owned by each reporting person 1,066,249
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.8% **
(12)	Type of reporting person (see instructions) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

SCHEDULE 13G/A

CUSIP No. 741929301	Page 5 of 9 Pages

(1)	Names of reporting persons Eric J. Edidin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 12,836
(6) Shared voting power 1,066,249
(7) Sole dispositive power 12,836
(8) Shared dispositive power 1,066,249
(9)	Aggregate amount beneficially owned by each reporting person 1,079,085
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.9% **
(12)	Type of reporting person (see instructions) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

SCHEDULE 13G/A

Page 6 of 9 Pages

This Amendment No. 2 (this “Amendment”) to the Schedule 13G originally filed with the Securities and Exchange Commission on September 21, 2010, as subsequently amended by Amendment No. 1 to the Schedule 13G filed with the Securities and Exchange Commission on January 7, 2011 (together, the “Schedule 13G”) relates to shares of Common Stock, par value $.001 per share (the “Common Stock”), of Primus Telecommunications Group, Incorporated, a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) Archer Capital Management, L.P. (“Archer”), a Delaware limited partnership, as the investment manager to certain private investment funds (the “Funds”), (ii) Canton Holdings, L.L.C. (“Canton”), a Delaware limited liability company, as the general partner of Archer, (iii) Joshua A. Lobel, an individual, as a principal of Canton, and (iv) Eric J. Edidin, an individual, as a principal of Canton (the persons mentioned in (i) (ii), (iii) and (iv) above are referred to as the “Reporting Persons”). All shares of Common Stock reported in this Amendment are held by the Funds and Mr. Edidin directly.

This Amendment amends and restates the Schedule 13G to update the shares of Common Stock held by the Reporting Persons.

Item 1(a)	Name of Issuer.

Primus Telecommunications Group, Incorporated

Item 1(b)	Address of Issuer’s Principal Executive Offices.

7901 Jones Branch Drive, Suite 900

McLean, Virginia 22102

Item 2(a)	Name of Person Filing.

(i) Archer Capital Management, L.P. (“Archer”), (ii) Canton Holdings, L.L.C. (“Canton”), (iii) Joshua A. Lobel (“Mr. Lobel”) and (iv) Eric J. Edidin (“Mr. Edidin”).

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

570 Lexington Avenue, 40th Floor

New York, New York 10022.

Item 2(c)	Citizenship or Place of Organization.

Archer is a Delaware limited partnership. Canton is a Delaware limited liability company. Mr. Lobel and Mr. Edidin are United States citizens.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.001 per share (the “Common Stock”).

Page 7 of 9 Pages

Item 2(e)	CUSIP Number.

741929301

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)

Canton, Archer and Mr. Lobel may be deemed the beneficial owners of the 1,066,249 shares of Common Stock held by the Funds. Mr. Edidin may be deemed the beneficial owner of the 1,079,085 shares of Common Stock held by the Funds and Mr. Edidin directly.

(b)

Canton, Archer and Mr. Lobel may be deemed the beneficial owners of 7.8% of the Issuer’s outstanding shares of Common Stock and Mr. Edidin may be deemed the beneficial owner of 7.9% of the Issuer’s outstanding shares of Common Stock. These percentages were calculated by dividing (i) the number of shares of Common Stock reported in Item 4(a) held by the respective Reporting Persons by (ii) the 13,700,426 shares of Common Stock outstanding as of November 1, 2011, as reported in the 10-Q filed by the Issuer with the Securities and Exchange Commission on November 14, 2011.

(c)

Canton, Archer and Mr. Lobel have the power to vote and dispose of the 1,066,249 shares of Common Stock held by the Funds. Mr. Edidin has the power to vote and dispose of the 1,079,085 shares of Common Stock held by the Funds and Mr. Edidin directly.

Page 8 of 9 Pages

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

Archer Capital Management, L.P.

By:	Canton Holdings, L.L.C., its general partner

By:	/s/ Joshua A. Lobel
Name:	Joshua A. Lobel
Title:	Manager

Canton Holdings, L.L.C.

By:	/s/ Joshua A. Lobel
Name:	Joshua A. Lobel
Title:	Manager

/s/ Joshua A. Lobel
Joshua A. Lobel

/s/ Eric J. Edidin
Eric J. Edidin